AMENDMENT NO. 18 TO SCHEDULE A

      Terms used in the Schedule and not defined herein shall have the meaning specified in the AMENDED AND RESTATED SHAREHOLDERS' SERVICING AND TRANSFER AGENT AGREEMENT dated July 1, 1991, and as amended from time to time (the "Agreement"). Payments under the Agreement to Liberty Funds Services, Inc. ("LFS") (formerly "CSC" as defined in the Agreement) shall be made in the first two weeks of the month following the month in which a service is rendered or an expense incurred. This Amendment No. 18 to Schedule A shall be effective as of January 1, 2000, and supersedes the original Schedule A and Amendment Nos. 1, 2, 3, 4, 5, 6, 7,8, 9, 10, 11, 12, 13, 14, 15, 16 and 17 to Schedule A.

Each Fund that is a series of the Trust shall pay LFS for the services to be provided by LFS under the Agreement an amount equal to the sum of the following:

1. The Fund's Share of LFS Compensation; PLUS

2. A transaction fee of $1.18 per Transaction occurring in Fund Accounts during any month; PLUS

3. An account fee for Open Accounts of $4.00 per annum; PLUS

4. An account fee for Closed Accounts of $1.50 per annum; PLUS

5. The Fund's Allocated Share of LFS Reimbursable Out-of-Pocket Expenses.

In addition, LFS shall be entitled to retain as additional compensation for its services all LFS revenues for Distributor Fees, fees for wire, telephone, redemption and exchange orders, IRA trustee agent fees and account transcripts due LFS from shareholders of any Fund and interest (net of bank charges) earned with respect to balances in the accounts referred to in paragraph 2 of the Agreement.

Notwithstanding the foregoing, for the period ending October 14, 2000 with respect to the Crabbe Huson Funds listed below (except the ending date shall be December 22, 2000 for Crabbe Huson Special Fund), the fees payable for services hereunder shall not exceed the greater of the amount determined as above or the following amount (which represents the amount which would otherwise have been payable by such Funds pursuant to Amendment 17 to Schedule A):

      1. The applicable Crabbe Huson Fund's allocated Share of LFS Reimbursable Out-of-Pocket Expenses; PLUS

      2. The applicable Crabbe Huson Fund's Share of LFS Compensation for any month, being 1/12 of the following applicable percentage of the average daily closing value of the total net assets of such Fund for such month:

      Fund                                                        Percent

      Equity Funds:                                               0.236(1)
                  Crabbe Huson Small Cap Fund
                  Crabbe Huson Equity Fund
                  Crabbe Huson Real Estate Investment Fund
                  Crabbe Huson Managed Income & Equity Fund
                  Crabbe Huson Contrarian Fund


(1) 0.0025% with respect to the Class I shares of Crabbe Huson Small Cap Fund, Crabbe Huson Equity Fund, and Crabbe Huson Managed Income & Equity Fund.

     Taxable Bond Funds:                                         0.17(2)
         Crabbe Huson Contrarian Income Fund

     Tax-Exempt Funds                                            0.13
         Crabbe Huson Oregon Tax-Free Fund


All determinations hereunder shall be in accordance with generally accepted accounting principles and subject to audit by the Funds' independent accountants.

Definitions

            "Allocated Share" for any month means that percentage of LFS Reimbursable Out-of-Pocket Expenses which would be allocated to the Fund for such month in accordance with the methodology described in
            Exhibit 1 hereto.

            "Closed Account" is any account on the books of LFS representing record ownership of shares of a Fund which as of the first day of any calendar month has a share balance of zero and does not meet account purge criteria. The Closed Account fee shall be payable on a monthly basis, in an amount equal to 1/12 the per annum charge.

            "LFS Reimbursable Out-of-Pocket Expenses" means (i) out-of-pocket expenses incurred on behalf of the Fund by LFS for stationery, forms, postage and similar items, (ii) networking account fees paid to dealer firms by LFS on shareholder accounts established or maintained pursuant to the National Securities Clearing Corporation's networking system, which fees are approved by the Trustees from time to time and (iii) fees paid by LFS or its affiliates to third-party dealer firms or transfer agents that maintain omnibus accounts with a Fund in respect of expenses similar to those referred to in clause (i) above, to the extent the Trustees have approved the reimbursement by the Fund of such fees.

            "Distributor Fees" means the amount due LFS pursuant to any agreement with the Fund's principal underwriter for processing, accounting and reporting services in connection with the sale of shares of the Fund.

            "Fund" means each of the open-end investment companies advised or administered by CMA that are series of the Trusts which are parties to the Agreement.

            "Fund Accounts" means all Open Accounts and all Closed Accounts.

            "Fund's Share of LFS Compensation" for any month means 1/12 of an amount equal to .07 percent of the average daily closing value of the total net assets of each Fund for such month.

            "Open Accounts" is any account on the books of LFS representing record ownership of shares of a Fund which as of the first day of any calendar month has a share balance greater than zero. The Open Account fee shall be payable on a monthly basis, in an amount equal to 1/12 the per annum change.


(2) 0.0025% with respect to the Class I shares of Crabbe Huson Contrarian Income Fund.

            "Transaction": means any activity that has occurred relating to any Fund Account, including all debits and credits to account balances as well as maintenance and service activities performed with respect to such Fund Account in any month.

Agreed:

EACH TRUST ON BEHALF OF EACH FUND DESIGNATED

      IN APPENDIX I FROM TIME TO TIME



By:   __________________________________________
      Nancy L. Conlin, Secretary

LIBERTY FUNDS SERVICES, INC.



By:   ________________________________________
      Mary D. McKenzie, President

COLONIAL MANAGEMENT ASSOCIATES, INC.



By:   ________________________________________
      Nancy L. Conlin, Senior Vice President

                                    EXHIBIT 1

                          METHODOLOGY OF ALLOCATING LFS
                       REIMBURSABLE OUT-OF-POCKET EXPENSES


1. LFS Reimbursable Out-of-Pocket Expenses are allocated to the Funds as follows:

   A. Identifiable       Based on actual services performed and invoiced to a
                         Fund.

   B. Unidentifiable     Allocation will be based on three evenly weighted
                         factors.

                         -   number of shareholder
                             accounts

                         -   number of transactions

                         -   average assets